SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2001

Commission File Number 0-22953


A.   Pioneer Bank, FSB Profit Sharing 401(k) Plan


B.   Pioneer Bank, FSB
     PO Box 846
     Baker City, Oregon 97814





                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Pioneer Bank, FSB Profit Sharing 401(k) Plan


Date: June 27, 2002              /s/Jonathan McCreary
      -------------              ---------------------------------------------
                                 Jonathan McCreary
                                 as Trustee for the Plan

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                              Financial Statements




                               PIONEER BANK, FSB
                           PROFIT SHARING 401(k) PLAN




                           December 31, 2001 and 2000

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TABLE OF CONTENTS


                                                                Page No.
                                                                --------

INDEPENDENT AUDITORS' REPORT................................       1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits............      2

  Statement of Changes in Net Assets Available for Benefits..      3

  Notes to Financial Statements..............................      4

SUPPLEMENTAL INFORMATION

  Schedule of Assets (Held at End of Year)...................      10

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                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Pioneer Bank, FSB Profit Sharing 401(k) Plan
Baker City, Oregon

We have audited the accompanying statements of net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Balukoff Lindstrom & Co., P.A.

Balukoff Lindstrom & Co., P.A.
June 4, 2002
Boise, Idaho

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                   PIONEER BANK FSB PROFIT SHARING 401(k)PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 2001 and 2000




                                          2001                   2000
                                     --------------       --------------

ASSETS

  Investments, at fair value         $    3,550,879       $    3,726,880
  Participant loans                         113,520               93,591

                                     --------------       --------------
               Total investments          3,664,399            3,820,471


  Contributions receivable
    Employer                                  4,041                  312
    Employee                                  7,839                  725
                                     --------------       --------------
                                             11,880                1,037
                                     --------------       --------------


                    TOTAL ASSETS          3,676,279            3,821,508


LIABILITIES                                       -                    -
                                     --------------       --------------
                TOTAL LIABILITIES                 -                    -
                                     --------------       --------------
NET ASSETS AVAILABLE FOR BENEFITS    $    3,676,279       $    3,821,508
                                     ==============       ==============



                             See accompanying notes

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                PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Year Ended December 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income
    Net depreciation in fair value of investments           $    (382,460)
    Interest and dividends                                         39,288
                                                            -------------
                                                                 (343,172)

  Contributions
    Employee                                                      229,499
    Employer match                                                110,541
                                                            -------------
                                                                  340,040
                                                            -------------

                                      TOTAL ADDITIONS              (3,132)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Withdrawals and benefit payments                                141,402
  Administrative expenses and other                                   695
                                                            -------------
                                     TOTAL DEDUCTIONS             142,097
                                                            -------------

                           NET DECREASE IN NET ASSETS
                               AVAILABLE FOR BENEFITS            (145,229)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                             3,821,508
                                                             ------------

                   NET ASSETS AVAILABLE FOR BENEFITS,
                                          END OF YEAR        $  3,676,279
                                                             ============


                            See accompanying notes

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN

General
-------

The following description of the Pioneer Bank, FSB (the Employer) Profit Sharing 401(k) Plan (the Plan) provides general information. Participants should refer to the Plan agreement for a description of the Plan provisions.

The Plan is a profit sharing plan established July 1, 1959, to provide retirement and incidental benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All regular employees are eligible to participate in the Plan upon attaining the age of 18 and completing one hour of service.

Prudential Mutual Fund Management, Inc. is the Plan Administrator and Custodian. The Trustees are Michelle D. Kaseberg, William H. Winegar, Jonathan McCreary, and Anne Raffetto.

Employee Contributions
----------------------

Participants may elect to defer up to 10% of their annual compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. The Plan accepts rollover contributions of amounts distributed from another qualified plan or a qualified individual retirement account. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions
----------------------

The Employer makes dollar-for-dollar matching contributions to a participant's account up to a maximum of 3.33% of the participant's annual pretax compensation that is beneath the annual compensation limit imposed by the IRS.

Additional Employer contributions may be made on a discretionary basis, in amounts determined by the Employer annually. Employer contributions are allocated to all employees who are eligible for the Plan and employed on the last day of the Plan year, as well as employees who died or became disabled during the Plan year, and former employees who retired under the Plan. Employer contributions are allocated based on the ratio of each participant's compensation in relation to total compensation of all eligible participants.

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2001 and 2000


Vesting
-------

Participants are, at all times, fully vested in their employee account balance. Participants become vested in their employer account balance over a six-year period based upon their years of service with the employer as follows:

           Years of                                Percentage of
           Service                                Vested Interest
           --------                               ---------------

           Less than 2 years                               0%
           2 years                                        20%
           3 years                                        40%
           4 years                                        60%
           5 years                                        80%
           Six or more years                             100%

Participants vest immediately in their employee deferrals and rollover contributions plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

Distributions
-------------

Upon a participant's retirement, death or separation from service, participants may elect either a lump sum cash payment or, if the value of the benefit exceeds $5,000, approximate equal payments made at least once a year over a period not to exceed the life expectancy of the participant or beneficiary. At December 31, 2001 and 2000, vested benefits of terminated employees totaled $1,031,623 and $364,171, respectively.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Forfeitures
-----------

Upon termination of employment with the Employer, participants are entitled to a distribution of their vested account balances. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Employee's contributions to the Plan. For the years ended December 31, 2001 and 2000, there were $4,621 and $4,086 of forfeited account balances, respectively.

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2001 and 2000


Participant Accounts
--------------------

Each participant's account is credited with the employee's contributions and the employer's discretionary matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation.

Expenses
--------

Substantially all administration expenses of the Plan are paid by the Employer on behalf of the Plan and will not be reimbursed. The participant pays expenses incident to certain transactions.

Termination
-----------

Although the Employer expects to continue the Plan indefinitely, the Employer may terminate the Plan in whole or in part at any time upon giving written notice to the Administrator and Trustee. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

Participant Loans
-----------------

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment to the Loan Fund. Payments on loans are treated as a transfer from the Loan fund to the investment. Loan terms generally range from 1-5 years with principal and interest payments monthly. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

Plan Amendments
---------------

The Company has the right to amend or terminate the Plan and Trust Agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition
-------------------------------------------

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2001 and 2000


Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Estimates
---------

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C   INVESTMENTS

At December 31, 2001 and 2000, investment that constitute 5% of Plan assets are as follows:

               Fund                         2001             2002
  -----------------------------       ---------------   --------------
  Guaranteed Interest Accounts         $    243,217      $    228,128
  Prudential Jennison Growth Fund           428,443           487,405
  Putnam International Growth Fund          345,310           423,504
  Putnam New Opportunities Fund             288,453           400,841
  Putnam OTC Emerging Growth Fund                **           193,225
  AIM Constellation Fund                    386,591           507,740
  Fidelity Advisor Equity Income Fund       323,350           297,921
  Oregon Trail Financial Corp Stock         835,325           734,715
  Prudential Equity Fund                         **           128,763
  Prudential High Yield Bond Fund                **           136,252

  ** These funds did not meet the 5% threshold in the respective year.


The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation
(depreciation) on those investments.

NOTE D - GUARANTEED INTEREST ACCOUNTS

The Plan invests in pooled guaranteed interest accounts with an average return of 5.3% and 5.9% for the years ended December 31, 2001 and 2000, respectively.

                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2001 and 2000




NOTE E   RELATED PARTIES

Oregon Trail Financial Corporation is the savings and loan holding company of the Employer upon the conversion from a federally chartered mutual to a federal chartered stock savings bank on October 3, 1997. Oregon Trail Financial Corporation stock is an investment option available to all participants within the Plan.

NOTE F - INCOME TAX STATUS

The Plan adopted a prototype plan and consequently is relying on the determination received by the prototype. The Plan has been amended since adoption of the prototype plan. However, the Plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

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                             SUPPLEMENTAL INFORMATION

               PIONEER BANK FSB PROFIT SHARING 401(k)PLAN
                           EIN: 93-0159250
                           Plan Number 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          December 31, 2001


                                                                    Current
  (a)    (b) Identity of Issue    (c) Description    (d) Cost **   (e) Value
------   ---------------------    ---------------    -----------   ----------

       Prudential Investments
  *      Prudential Money Market
          Fund                    Money Market Fund                $    44,554
  *      Equity Fund              Large Value Stock Fund                99,353
  *      Global Growth Fund       Global Stock Fund                     19,031
  *      High Yield Fund          High Yield Bond Fund                 137,454
  *      Short-Term Corporate
          Bond Fund               Short-Term Bond Fund                  46,318
  *      Stock Index Fund         Large Blend Stock Fund                40,985
  *      Jennison Growth Fund     Large Growth Stock Fund              428,443
  *      Jennison Equity Opp A    Mid-Cap Value                         43,717

       Putnam Investments
         International Growth
          Fund                    Foreign Stock Fund                   345,310
         New Opportunities Fund   Large Growth Stock Fund              288,453
         OTC Emerging Growth
          Fund                    Mid-Cap Growth Stock Fund            117,572

       Oppenheimer Investments
         Quest Global Value A     World Stock                           15,249
         Quest Balanced Value A   Domestic Hybrid                       28,584


       AIM Investments
         Constellation Fund       Large Growth Stock Fund              386,591

       Fidelity Advisor
         Equity Income Fund       Large Value Stock Fund               323,350

       John Hancock
         Technology Fund          Specialty Stock Fund                 107,373

       Company Stock
  *      Oregon Trail Financial
          Corp.                   Stock                                835,325

       Guaranteed Interest Accounts
         GIA Accounts             Guaranteed Interest Accounts         243,217

       Loans
         Participant Loans        Interest rate 7.75% - 8.75%          113,520
                                                                    ----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                           $3,664,399
                                                                    ==========

*    Known party in interest

                                      -10-

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               PIONEER BANK FSB PROFIT SHARING 401(k)PLAN
                           EIN: 93-0159250
                           Plan Number 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          December 31, 2001


                                                                    Current
  (a)    (b) Identity of Issue    (c) Description    (d) Cost **   (e) Value
------   ---------------------    ---------------    -----------   ----------
** Participant directed, therefore, no cost disclosure is necessary.

                                      -11-

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